FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13A-16 or 15D-16 under the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC (Translation of registrant’s name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The Report contains a copy of the following:

(1)	Press Release, Celltech Group plc — suspension of trading, dated August 10, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLTECH GROUP PLC (Registrant)

By:	/s/ Richard Bungay Richard Bungay Director of Communications

Dated: August 11, 2004

Celltech Group plc (“Celltech”)

Suspension of Trading

August 10 — Celltech Group plc (NYSE: CLL) announces that, in connection with its acquisition by UCB S.A. and the scheduled delisting of Celltech’s ordinary shares from the London Stock Exchange on August 10, 2004, the New York Stock Exchange (the “NYSE”) has indicated that it expects to suspend Celltech’s American Depository Receipts from trading effective prior to the opening of the NYSE on August 10, 2004.

PRESS ENQUIRIES:

Celltech	Tel: +44 (0)1753 534 655
Richard Bungay